Exhibit 99.1
News Release

Kinross Launches US$400 Million Offering of
Convertible Notes

Toronto, Ontario, January 23, 2008– Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today that it has launched a private offering of approximately US$400 million of senior unsecured convertible notes due March 2028 (the “Convertible Notes”).  Kinross expects to grant the initial purchasers in the offering a 30-day option to purchase up to an additional US$60 million of Convertible Notes.

The final terms of the offering have not been fixed. Kinross currently expects that the Convertible Notes will be convertible into Kinross common shares at a fixed conversion rate reflecting an effective conversion price higher than the closing share price on the day the offering is priced, and that any conversion right will be contingent on Kinross’ common shares trading at a premium to that effective conversion price or upon the occurrence of certain other specified conversion events.  Kinross expects that the terms of the Convertible Notes will provide that Kinross may elect, in lieu of delivering Kinross common shares, to settle any conversion obligation in cash or in a combination of cash and Kinross common shares.  The offering of Convertible Notes is expected to close, subject to market conditions and satisfaction of closing requirements, on or about January 30, 2008.

Kinross intends to use a portion of the expected net proceeds of the offering to repay indebtedness under its secured term loan facility, and expects to use the balance of the net proceeds to fund capital expenditures and for general corporate purposes.

The offering is to be made pursuant to Rule 144A under the Securities Act of 1933 (the “Act”). The offering will not be registered under the Act and none of the Convertible Notes or any Kinross common shares issuable upon any conversion of the Convertible Notes will be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements.  Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

This press release contains forward-looking statements regarding Kinross and its financing arrangements, including its expectations that the offering will be successfully completed consistent with the terms outlined above. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as market conditions, global political uncertainties, investor demand and the timing and final terms of such financing arrangements.  Kinross disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

Media contact:	Investor Relations contact:
Mac Penney	Erwyn Naidoo
Corporate Communications	Director, Investor Relations
Kinross Gold Corporation	Kinross Gold Corporation
(416) 365-2717	(416) 365-2744

KINROSS GOLD CORPORATION www.kinross.com	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX:416-363-6622 TOLL FREE:866-561-3636